Exhibit 3

RESULTS2Q18 July 26, 2018

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

|| Financial Results Summary

Net Sales
(US$M)



-9%
626
572
-8%
305
280
6M17
6M18
2Q17
2Q18

Operating EBITDA
(US$M)



-25%
170
128
-19%
76
62
6M17
6M18
2Q17
2Q18

Margin EBITDA
(%)



-4.8pp
27.1%
22.3%
-3.0pp
25.0%
22.0%
6M17
6M18
2Q17
2Q18

3

||Consolidated Volumes andPrices 6M18 6M17 vs. 2Q18 2Q17 vs. 2Q18 1Q18 vs. Favorable cement volumes in Costa Rica, Guatemala and El Salvador, Volume -9% -8% -1% Domestic were more than offset by declines in gray Price (USD) 1% 3% -1% Panama, Colombia and Nicaragua, during cement 2Q18 YoY Price (LtL1) 0% 2% 0% Volume -13% -14% -8% Volumes during the quarter Ready-mix Price (USD) -1% -1% -3% heavily affected by concrete the construction-workers strike in Panama Price (LtL1) -2% -3% -2% and the protests in Nicaragua Volume -9% -12% -7% Consolidated cement prices Aggregates Price (USD) -3% 0% -1% increased on a YoY basis Price (LtL1) -5% -2% 0% 2% and 3% in local currency and in dollar terms, respectively, during the quarter; cement prices in Colombia were 8 dollars (1) Like-to-like prices adjusted for foreign-exchange fluctuations higher than those in 2Q17 4

||EBITDA Variation YTD 18 -25% 170 -38 -2 -2 1 -2 1 128 EBITDA Vol Price O. Costs Dist SG&A Fx EBITDA YTD 17 YTD 18 27.1% 22.3% -4.8pp EBITDA EBITDA Margin Margin YTD 17 YTD 18 5

REGIONAL HIGHLIGHTS 2Q 1 8 R e s u l t s

Results Highlights Colombia

||Colombia –Results Highlights The persistent weakness in 6M18 6M17 % var 2Q18 2Q17 % var construction activity as well as the uncertainty around Net Sales 265 291 -9% 129 135 -5% Financial presidential elections affected cement Summary Op. EBITDA 46 60 -23% 22 23 -4% consumption; we estimate that daily US$ Million national cement consumption, including as % net imports, declined by 3% during 6M18 and sales 17.5% 20.8% (3.3pp) 16.8% 16.7% 0.1pp by 1.5% during 2Q18, on a YoY basis 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Cement prices continued their Cement -10% -9% -2% upward trajectory Volume Ready mix -14% -11% -4% since July of last year; our prices point-to-Aggregates -14% -13% -10% point July 2017 to June 2018 were 11% higher in USD; our focus on pricing led to an underperformance of our volumes 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 versus those of the industry during 2Q18 Cement 0% 4% 1% Our EBITDA margin improved Price during 2Q18, despite lower volumes, (Local Currency) Ready mix 0% 2% 0% higher-freight costs, as well as higher-Aggregates -3% -2% 4% cement-maintenance costs, mainly due to higher prices and a one-off effect that impacted negatively our 2Q17 results 8

||Colombia –Residential Sector We estimate that industry cement dispatches for this sector declined in the mid-single digits during 6M18 Low-income housing sales increased double digits YTD May vs. August-to-December 2017. Housing permits in this segment also increased double digits YTD May on a YoY basis The high-income segment Now with the elections uncertainty behind us, we expect the residential may remain sluggish sector to stabilize in the second half of the year supported by low interest rates, the recent improvement in the intention-to-buy-a-home until the housing stock in this segment declines indicator, as well as by the upward trend in customer confidence 9

||Colombia –Infrastructure Sector Our volumes improved in this sector during 2Q18, supported by two relevant projects in Bogotá, the PTAR Salitre water-treatment plant and the CTIC hospital We increased dispatches to three 4G projects, Autopista Mar 1, Autopista al Rio Magdalena 2 and Bucaramanga-Barranca-Yondó We estimate 4G projects to demand 430,000 m3 in total for 2018, of which we were awarded the supply of 135,000 m3. For the rest of this year, we expect volumes to this sector to increase in 69,000 m3 of 2018 volumes to be awarded in coming months 10 the low-single digits

Results Highlights Panama

||Panama –Results Highlights The construction-workers 6M18 6M17 % var 2Q18 2Q17 % var strike impacted heavily Financial Net Sales 111 141 -21% 50 72 -30% during the quarter as it lasted 30 days; Summary Op. EBITDA 35 58 -40% 14 27 -46% from our 26% cement volume decline, US$ Million about 16pp were due to the strike and as % net sales 31.1% 41.0% (9.9pp) 28.8% 37.7% (8.9pp) the rest to subdued construction activity 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Our cement prices Cement -22% -26% -9% remained stable in 2Q18, Volume Ready mix -23% -36% -30% while our ready-mix prices declined by 4% sequentially, mainly due to difficult Aggregates -4% -13% -16% competitive dynamics and a product-mix effect with lower participation of special concretes during the quarter 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Cement 0% 0% 0% Our EBITDA margin Price (Local Currency) Ready mix -8% -10% -4% declined Aggregates -5% -4% -1% mainly due to lower volumes 12

|| Panama –Sectors Highlights Ongoing infrastructure projects should provide volume support for the rest of the year, particularly the Panama Northern Corridor, the Transismica Road rehabilitation, the 2nd line of the subway, as well as the Tocumen-airport expansion The government recently awarded two relevant infrastructure projects, the 4th bridge over the canal and the Corredor de las Playas, projects which might start later during the year and would demand our products in 2019 and onwards The weakness in the residential and commercial sectors is mainly due to excess inventory, particularly in the middle and high-income housing segments, as well as in malls, 13 offices and hotels

Results Highlights Costa Rica

||Costa Rica –Results Highlights Our 2Q18 cement and ready- 6M18 6M17 % var 2Q18 2Q17 % var mix volumes increased by Financial Net Sales 79 77 3% 43 39 10% 18% and 29%, respectively. We estimate that our market presence Summary Op. EBITDA 25 27 -6% 16 15 6% improved due to the participation in projects US$ Million as % net like the new building for the Parliament and sales 32.1% 35.3% (3.2pp) 36.6% 38.1% (1.5pp) Oxígeno, as well as to our value-added offers for the industrial segment 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 Our sequential cement and Cement 11% 18% 14% ready-mix prices increased by Volume Ready mix 20% 29% 19% 2% and 3%, respectively, Aggregates 4% -11% 18% the improvement in cement prices reflects our price increase made in February 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 EBITDA Margin declined by Cement 2% 3% 2% 1.5pp mainly due to Price (Local Currency) Ready mix -1% 0% 3% a 22% increase in energy costs and to clinker sales made during the quarter, which Aggregates -8% 9% 5% more than offset the favorable impact of higher volumes and prices 15

|| Costa Rica –Sector Highlights For the rest of 2018 demand for our products should be supported by ongoing projects like a wholesale market and the new building for the Parliament, as well as already contracted highway maintenance works Two road projects expected to start this year, Ruta 32 Cruce a Río Frío- Limón and Ruta 1 Cañas Limonal Our cement volumes expected to increase from 3% to 5% during 2018, considering our project pipeline and that Elementia just commissioned their new grinding mill 16

Results Highlights Rest of CLH

||Rest of CLH –Results Highlights 6M18 6M17 % var 2Q18 2Q17 % var Results heavily affected by Net Sales 124 132 -6% 61 66 -8% lower sales in Nicaragua Financial due to the political unrest that started in mid-Summary Op. EBITDA 41 48 -16% 19 24 -18% April and intensified in following months US$ Million as % net sales 32.8% 36.5% (3.7pp) 31.5% 35.5% (4.0pp) Higher volumes in Guatemala 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 and El Salvador during 2Q18, Cement -6% -5% -3% were more than offset by volume declines in Nicaragua. Cement and ready-mix volumes Volume Ready mix 3% -11% -8% in Guatemala reached record levels during this period Aggregates 12% -5% 4% 6M18 vs. 6M17 2Q18 vs. 2Q17 2Q18 vs. 1Q18 During 2Q18, our EBITDA and EBITDA margin decreased by Cement 2% 1% 0% Price 8% and 4pp, respectively, (Local Currency) Ready mix 1% 1% 1% the margin decline was mostly due to lower Aggregates -3% -3% -5% volumes and higher energy costs in Nicaragua 18

|| Nicaragua –Sector Highlights Cement volumes during the quarter declined by 22% because of the political unrest that started in mid-April and has intensified since then. The crisis has led to generalized uncertainty and most private investment has been halted Projects funded by the private sector have been suspended. In contrast, the government has the intention to continue already-funded-infrastructure projects We expect to continue our cement dispatches for concrete roads, such as United Nations-Sector San Francisco, Malacatoya-El Papayal, as well We expect our volumes to remain subdued until the crisis ends, meanwhile we as Puerto Sandino-La Paz are taking cost-reduction measures to partially reduce the impact on our results 19

|| Guatemala –Sector Highlights Our cement and ready-mix volumes increased by 6% and 46%, respectively, during 2Q18 reaching quarterly-record levels in both businesses Increased cement volumes to retailers and to our ready-mix operations, more than compensated lost volumes from two mining projects that ended during the second quarter of 2017 We are executing a disintermediation strategy in our cement business and directly reaching more retailers where we have distribution capabilities 20

FREE CASH FLOW 2Q 1 8 R e s u l t s

||Free Cash Flow Free cash flow increased by US$ Million 6M18 6M17 % var 2Q18 2Q17 % var . EBIT 60% during 2Q18 Operating EBITDA 128 170 -25% 62 76 -19% reaching US$46M compared to US$29M in the same period of 2017—Net financial expense 29 32 14 15—Maintenance Capex 15 23 9 13 Lower financial expenses, capex—Change in working cap 10 -13 -23 -36 and taxes during 2Q18,—Taxes paid 25 65 13 43 more than offset the decline in EBITDA and the lower reversal in working capital —Other cash items (net) 28 2 2 -2 investment—Free cash flow 3 4 0 3 discontinued operations Free Cash Flow 18 58 -69% 47 41 14% Free cash flow mainly used to After Maintenance Capex—Strategic Capex 1 28 0 12 reduce debt. Free Cash Flow Net debt decreased by US$47M during 17 30 -44% 46 29 60% the quarter, reaching US$856 million 22

GUIDANCE 2 Q 1 8 R e s u l t s

||2018 Guidance Volume YoY% Consolidated volumes:—Cement: -8% to -10% Cement Ready—Mix Aggregates Colombia—Ready-mix: -5% to -7% -7% to -9% -8% to -10% -10% to -12%—Aggregates: -5% to -7% Cement Ready—Mix Aggregates Total Capex US$55M Panama Maintenance Capex US$50 M -13% to -15% -4% to -8% 3% to 6% Strategic Capex US$5 M Cement Ready—Mix Aggregates Consolidated Cash taxes Costa Rica 3% to 5% 5% to 7% 5% to 7% US$75 M 24

||Consolidated debt as of June 30, 2018 US$ Million 555 US $895 M Total debt 209 130 3.2x Net Debt / EBITDA 2018 2020 2023 Type Currency Cost US$ M Interest Rate Banks COP 8.80% 15 Intercompany USD 6ML + 250 bps 130                Variable Intercompany USD 6ML + 255 bps 194 38% Intercompany USD 5.65% 555 Fixed 62% Average Cost / Total USD 5.42%1 895 (1) Average Cost of USD denominated debt 25 The term “Intercompany” refers to debt with subsidiaries of CEMEX S.A.B. de C.V.

RESULTS 2Q18 J ul y 2 6 , 2 0 1 8